Callan Ridge
San Diego, CA

Earnings Release
and Supplemental Report

Third Quarter 2023



Healthpeak
PROPERTIES



The Boardwalk
San Diego, CA

TABLE OF
Contents

Healthpeak Properties Reports Third Quarter 2023 Results and Declares Quarterly Cash Dividend on Common Stock

DENVER, October 30, 2023 - Healthpeak Properties, Inc. (NYSE: PEAK), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the third quarter ended September 30, 2023.

THIRD QUARTER 2023 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.12 per share, Nareit FFO of $0.46 per share, FFO as Adjusted of $0.45 per share, AFFO of $0.40 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 6.0%

– Third quarter new and renewal lease executions totaled 2.3 million square feet:
  • Outpatient Medical new and renewal lease executions totaled 2.1 million square feet, an all-time quarterly high, including a 1.3 million square foot renewal at Medical City Dallas
  • Lab new and renewal lease executions totaled 211,000 square feet, including leases at three trophy campuses:
    ◦ 101,000 square feet at 331 Oyster Point in South San Francisco, California
    ◦ 61,000 square feet at 75 Hayden in Lexington, Massachusetts
    ◦ 23,000 square foot development lease at Vantage in South San Francisco, California, bringing the project to 52% pre-leased

– In September 2023, the Cambridge City Council unanimously approved a comprehensive rezoning to allow for greater density and developable heights in the West Cambridge neighborhood of Alewife, where Healthpeak owns a total of 39 acres

– Net debt to Adjusted EBITDAre was 5.2x as of September 30, 2023

– Updated full year 2023 diluted earnings guidance to a range of $0.53 – $0.55 per share; increased the midpoint of 2023 FFO as Adjusted guidance by $0.02 per share and increased Total Portfolio Same-Store Cash (Adjusted) NOI growth guidance by 75 basis points at the midpoint

– On October 29, 2023, Healthpeak's Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 20, 2023, to stockholders of record as of the close of business on November 7, 2023

– Received the GRESB Green Star designation for the twelfth consecutive year and recognized for leading corporate governance and ESG disclosures by *Governance Intelligence* and *IR Magazine*

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 64,048	$ 0.12	$ 355,721	$ 0.65
Nareit FFO, diluted	252,566	0.46	227,426	0.42
FFO as Adjusted, diluted	251,647	0.45	235,504	0.43
AFFO, diluted	219,645	0.40	194,963	0.36

YEAR TO DATE COMPARISON

(in thousands, except per share amounts)	Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 233,497	$ 0.43	$ 496,341	$ 0.91
Nareit FFO, diluted	730,764	1.32	711,713	1.30
FFO as Adjusted, diluted	735,067	1.33	711,515	1.30
AFFO, diluted	652,839	1.18	595,883	1.09

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "September 30, 2023 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date SS Cash (Adjusted) NOI growth.

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Lab	3.3%	47.6%	4.3%	47.3%
Outpatient Medical	3.4%	41.1%	3.2%	41.5%
CCRC	32.1%	11.3%	20.0%	11.2%
Total Portfolio	**6.0%**	**100.0%**	**5.4%**	**100.0%**

DEVELOPMENT UPDATES

VANTAGE PHASE I

In September 2023, Healthpeak signed an additional 23,000 square foot lease with a global pharmaceutical company at its Vantage Phase I development in South San Francisco, California, bringing the property to 52% pre-leased.

Strategically located on Forbes Boulevard and at the doorstep of Genentech's headquarters, the purpose-built lab campus will feature state-of-the-art design, an amenity center, flexible and efficient floor plates, and building systems accommodating a broad range of lab uses.

WEST CAMBRIDGE

In September 2023, the Cambridge City Council unanimously approved a comprehensive rezoning to allow for greater density and developable heights in the West Cambridge neighborhood of Alewife. Healthpeak's vision for the neighborhood incorporates Alewife's historic heritage and its innovative future by creating an active public realm driven by world-class real estate including lab, R&D and multi-family residential. Healthpeak owns a total of 39 acres in Alewife.

GRAPHITE BIO LEASE MODIFICATION

In October 2023, Healthpeak modified an approximately 85,200 square foot lease with Graphite Bio (Nasdaq: GRPH) at the Nexus on Grand campus in South San Francisco, California. Under the terms of the modification, Graphite Bio's lease expiration date was accelerated to December 31, 2024 in exchange for total consideration of $58 million, consisting of:

i. $37 million cash payment, which is inclusive of the prepayment of Graphite Bio's 2024 contractual rent, including operating expense reimbursements, and termination and related fees; and

ii. $21 million credit for future rent and operating expense reimbursements from the in-place 32,000 square foot subtenant; the subtenant has approximately one year remaining on the sublease, at which point it will become a direct tenant of Healthpeak with a lease term of approximately six years

The $58 million in total consideration is equivalent to approximately 5+ years of Graphite Bio's original contractual rental payments, including operating expense reimbursements, and provides ample time for Healthpeak to release the remaining 53,000 square feet of fully built-out, Class A space to new tenants. Healthpeak retains the right to immediately release this space with no change in the payments due from Graphite Bio or the subtenant.

ESG

Healthpeak received the GRESB Green Star designation for the twelfth consecutive year. Healthpeak was also named a finalist by *Governance Intelligence* and *IR* Magazine for Best Proxy Statement for the fourth consecutive year and Best ESG Reporting for the second consecutive year, and included in *Fortune*'s list of Best Workplaces in Real Estate for the second consecutive year.

To learn more about Healthpeak's commitment to responsible business and view our 2022 ESG Report, please visit www.healthpeak.com/ESG.

DIVIDEND

On October 29, 2023, Healthpeak's Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 20, 2023, to stockholders of record as of the close of business on November 7, 2023.

2023 GUIDANCE

We are updating the following guidance ranges for full year 2023:

- Diluted earnings per common share from $0.49 – $0.53 to $0.53 – $0.55
- Diluted Nareit FFO per share from $1.72 – $1.76 to $1.76 – $1.78
- Diluted FFO as Adjusted per share from $1.73 – $1.77 to $1.76 – $1.78
- Total Portfolio Same-Store Cash (Adjusted) NOI growth from 3.25% – 4.75% to 4.25% – 5.25%

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2023. For additional details and assumptions underlying this guidance, please see page 38 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

UPDATED CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Monday, October 30, 2023, at 8:30 a.m. Eastern Time.

The conference call can be accessed in the following ways:
- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/248022751. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (888) 330-2513 or (240) 789-2726 (international). The conference ID number is 58822.

An archive of the webcast will be available on Healthpeak's website through October 30, 2024, and a telephonic replay can be accessed through November 6, 2023, by dialing (800) 770-2030 or (647) 362-9199 (international) and entering conference ID number 58822.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates and develops high-quality real estate for healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2023 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; bank failures or other events affecting financial institutions; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA
Senior Vice President – Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	September 30, 2023	December 31, 2022
Assets		
Real estate:		
Buildings and improvements	$ 13,097,282	$ 12,784,078
Development costs and construction in progress	863,341	760,355
Land and improvements	2,657,602	2,667,188
Accumulated depreciation and amortization	(3,498,077)	(3,188,138)
Net real estate	13,120,148	13,023,483
Loans receivable, net of reserves of $8,023 and $8,280	225,881	374,832
Investments in and advances to unconsolidated joint ventures	745,381	706,677
Accounts receivable, net of allowance of $2,077 and $2,399	59,085	53,436
Cash and cash equivalents	63,478	72,032
Restricted cash	50,449	54,802
Intangible assets, net	339,191	418,061
Assets held for sale, net	8,277	49,866
Right-of-use asset, net	233,480	237,318
Other assets, net	757,164	780,722
Total assets	$ 15,602,534	$ 15,771,229
Liabilities and Equity		
Bank line of credit and commercial paper	$ 424,000	$ 995,606
Term loans	496,603	495,957
Senior unsecured notes	5,401,461	4,659,451
Mortgage debt	342,349	346,599
Intangible liabilities, net	133,668	156,193
Liabilities related to assets held for sale, net	39	4,070
Lease liability	204,762	208,515
Accounts payable, accrued liabilities, and other liabilities	687,650	772,485
Deferred revenue	879,174	844,076
Total liabilities	8,569,706	8,482,952
Commitments and contingencies		
Redeemable noncontrolling interests	49,016	105,679
Common stock, $1.00 par value: 750,000,000 shares authorized; 547,072,311 and 546,641,973 shares issued and outstanding	547,072	546,642
Additional paid-in capital	10,401,994	10,349,614
Cumulative dividends in excess of earnings	(4,528,508)	(4,269,689)
Accumulated other comprehensive income (loss)	36,747	28,134
Total stockholders' equity	6,457,305	6,654,701
Joint venture partners	313,402	327,721
Non-managing member unitholders	213,105	200,176
Total noncontrolling interests	526,507	527,897
Total equity	6,983,812	7,182,598
Total liabilities and equity	$ 15,602,534	$ 15,771,229

Healthpeak Properties, Inc.
Consolidated Statements of Operations
In thousands, except per share data

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2023	**2022**	**2023**	**2022**
Revenues:					
Rental and related revenues	$	417,075 $	392,301 $	1,219,473 $	1,149,530
Resident fees and services		133,808	122,142	391,076	369,062
Interest income		5,360	5,963	16,802	16,950
Income from direct financing leases		—	—	—	1,168
Total revenues		556,243	520,406	1,627,351	1,536,710
Costs and expenses:					
Interest expense		50,510	44,078	147,547	123,531
Depreciation and amortization		184,559	173,190	561,357	531,412
Operating		232,734	220,208	677,659	642,499
General and administrative		23,093	24,549	73,576	73,161
Transaction costs		36	728	3,098	1,636
Impairments and loan loss reserves (recoveries), net		(550)	3,407	(156)	3,678
Total costs and expenses		490,382	466,160	1,463,081	1,375,917
Other income (expense):					
Gain (loss) on sales of real estate, net		—	(4,149)	86,463	10,047
Other income (expense), net		1,481	305,678	4,208	326,855
Total other income (expense), net		1,481	301,529	90,671	336,902
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures		**67,342**	**355,775**	**254,941**	**497,695**
Income tax benefit (expense)		(787)	3,834	(2,225)	3,775
Equity income (loss) from unconsolidated joint ventures		2,101	(325)	6,646	2,141
Income (loss) from continuing operations		**68,656**	**359,284**	**259,362**	**503,611**
Income (loss) from discontinued operations		**—**	**(1,298)**	**—**	**2,011**
Net income (loss)		**68,656**	**357,986**	**259,362**	**505,622**
Noncontrolling interests' share in continuing operations		(4,442)	(4,016)	(24,297)	(11,701)
Net income (loss) attributable to Healthpeak Properties, Inc.		**64,214**	**353,970**	**235,065**	**493,921**
Participating securities' share in earnings		(166)	(604)	(1,568)	(2,523)
Net income (loss) applicable to common shares	$	**64,048** $	**353,366** $	**233,497** $	**491,398**
Basic earnings (loss) per common share:					
Continuing operations	$	0.12 $	0.66 $	0.43 $	0.91
Discontinued operations		—	0.00	—	0.00
Net income (loss) applicable to common shares	$	**0.12** $	**0.66** $	**0.43** $	**0.91**
Diluted earnings (loss) per common share:					
Continuing operations	$	0.12 $	0.65 $	0.43 $	0.91
Discontinued operations		—	0.00	—	0.00
Net income (loss) applicable to common shares	$	**0.12** $	**0.65** $	**0.43** $	**0.91**
Weighted average shares outstanding:					
Basic		547,062	538,417	546,978	539,105
Diluted		547,331	546,015	547,247	544,852

Healthpeak Properties, Inc.
Funds From Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
Net income (loss) applicable to common shares	$ 64,048	$ 353,366	$ 233,497	$ 491,398
Real estate related depreciation and amortization	184,559	173,190	561,357	531,412
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	6,190	8,704	18,076	19,049
Noncontrolling interests' share of real estate related depreciation and amortization	(4,571)	(4,464)	(14,042)	(14,487)
Loss (gain) on sales of depreciable real estate, net	—	5,280	(86,463)	(11,408)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	239	—	89
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	11,546	12
Loss (gain) upon change of control, net[1]	—	(311,438)	(234)	(311,438)
Taxes associated with real estate dispositions	—	197	—	31
Nareit FFO applicable to common shares	250,226	225,074	723,737	704,658
Distributions on dilutive convertible units and other	2,340	2,352	7,027	7,055
Diluted Nareit FFO applicable to common shares	$ 252,566	$ 227,426	$ 730,764	$ 711,713
Diluted Nareit FFO per common share	$ 0.46	$ 0.42	$ 1.32	$ 1.30
Weighted average shares outstanding - diluted Nareit FFO	554,614	546,015	554,535	546,677
Impact of adjustments to Nareit FFO:				
Transaction-related items	$ 49	$ 681	$ 2,993	$ 1,573
Other impairments (recoveries) and other losses (gains), net[2]	(602)	2,897	557	(5,874)
Restructuring and severance-related charges	—	—	1,368	—
Casualty-related charges (recoveries), net[3]	(367)	4,514	(610)	4,103
Total adjustments	(920)	8,092	4,308	(198)
FFO as Adjusted applicable to common shares	249,306	233,166	728,045	704,460
Distributions on dilutive convertible units and other	2,341	2,338	7,022	7,055
Diluted FFO as Adjusted applicable to common shares	$ 251,647	$ 235,504	$ 735,067	$ 711,515
Diluted FFO as Adjusted per common share	$ 0.45	$ 0.43	$ 1.33	$ 1.30
Weighted average shares outstanding - diluted FFO as Adjusted	554,614	546,015	554,535	546,677

(1) The three and nine months ended September 30, 2022 include a gain upon change of control related to the sale of a 30% interest to a sovereign wealth fund and deconsolidation of seven previously consolidated lab buildings in South San Francisco, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The nine months ended September 30, 2022 includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital under a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an outpatient medical building. The three and nine months ended September 30, 2023 and 2022 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(3) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	**2022**	**2023**	**2022**
FFO as Adjusted applicable to common shares	$ 249,306	$ 233,166	$ 728,045	$ 704,460
Stock-based compensation amortization expense	3,434	4,614	10,966	14,635
Amortization of deferred financing costs	3,054	2,691	8,828	8,069
Straight-line rents[1]	(7,279)	(12,965)	(12,710)	(36,837)
AFFO capital expenditures	(24,031)	(24,358)	(66,264)	(75,103)
Deferred income taxes	(430)	(2,814)	(933)	(3,741)
Amortization of above (below) market lease intangibles, net	(5,626)	(5,876)	(20,267)	(17,528)
Other AFFO adjustments	(1,123)	(1,144)	(1,852)	(3,017)
AFFO applicable to common shares	217,305	193,314	645,813	590,938
Distributions on dilutive convertible units and other	2,340	1,649	7,026	4,945
Diluted AFFO applicable to common shares	$ 219,645	$ 194,963	$ 652,839	$ 595,883
Diluted AFFO per common share	$ 0.40	$ 0.36	$ 1.18	$ 1.09
Weighted average shares outstanding - diluted AFFO	554,614	544,190	554,535	544,852

(1) The nine months ended September 30, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This write-off is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

The Numbers
Overview(1)

As of and for the quarter and nine months ended September 30, 2023, dollars, square feet, and shares in thousands, except per share data

	3Q23	YTD 2023
Financial Metrics		
Diluted earnings per common share	$0.12	$0.43
Diluted Nareit FFO per common share	$0.46	$1.32
Diluted FFO as Adjusted per common share	$0.45	$1.33
Dividends per common share	$0.30	$0.90
Portfolio Real Estate Revenues	$565,736	$1,654,091
Portfolio NOI	$318,812	$935,071
Portfolio Cash (Adjusted) NOI	$305,397	$897,346
Portfolio Income	$310,757	$914,148

	3Q23	% of Total SS	YTD 2023	% of Total YTD SS
Same-Store Cash (Adjusted) NOI Growth				
Lab	3.3%	47.6%	4.3%	47.3%
Outpatient Medical	3.4%	41.1%	3.2%	41.5%
CCRC	32.1%	11.3%	20.0%	11.2%
Total	**6.0%**	**100.0%**	**5.4%**	**100.0%**

	3Q23		3Q23
Capitalization		**Debt Ratios**	
Common stock outstanding and DownREIT units	554,355	Financial Leverage	33.9%
Total Market Equity	$10,177,958	Secured Debt Ratio	1.9%
Enterprise Debt	$6,704,389	Net Debt to Adjusted EBITDAre	5.2x
		Adjusted Fixed Charge Coverage	4.8x

	Total Portfolio		Operating Portfolio	
	Property Count	Capacity(2)	Capacity	Occupancy(3)
Portfolio Statistics				
Lab	146	12,021 Sq. Ft.	10,881 Sq. Ft.	97.5%
Outpatient Medical	295	23,944 Sq. Ft.	23,874 Sq. Ft.	90.1%
CCRC	15	7,112 Units	7,112 Units	83.9%
Other(4)	19	3,354 Units	3,354 Units	79.3%
Total	**475**			

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

(2) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(3) Occupancy for Lab and Outpatient Medical is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale and assets in development or redevelopment.

(4) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary

As of and for the quarter ended September 30, 2023, dollars in thousands

	Property Count	Weighted Average Age[1]	Portfolio Investment	Portfolio Income
Property Portfolio				
Lab	133	15	$ 8,129,532	$ 157,295
Outpatient Medical	293	24	6,326,990	113,960
CCRC[2]	15	32	2,353,693	29,036
Other	19	25	470,299	5,106
	460	**20**	**$ 17,280,514**	**$ 305,397**
Developments				
Lab	5		$ 563,483	$ —
Outpatient Medical	1		6,558	—
	6		**$ 570,040**	**$ —**
Redevelopments[3]				
Lab	8		$ 396,403	$ —
Outpatient Medical	1		16,583	—
	9		**$ 412,986**	**$ —**
Debt Investments				
Seller financing loans	—		$ 191,689	$ 5,360
Total				
Lab	146		$ 9,089,418	$ 157,295
Outpatient Medical	295		6,350,131	113,960
CCRC[2]	15		2,353,693	29,036
Other	19		661,989	10,465
	475		**$ 18,455,230**	**$ 310,757**



PORTFOLIO INCOME

$310.8M

Lab 50.6%
Outpatient Medical 36.7%
CCRC 9.3%
Other 3.4%

(1)   Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.
(2)   The amount in the table above represents Gross Portfolio Investment. Net of the related $808 million of liabilities for Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, Net Portfolio Investment would be $1.5 billion.
(3)   Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.

Quarter NOI Summary

For the quarter ended September 30, 2023, dollars in thousands

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Lab	$ 228,330	$ (61,193)	$ 167,136		$ 179,564	$ (50,859)	$ 128,705
Outpatient Medical	183,027	(65,520)	117,506		167,713	(57,859)	109,854
CCRC	133,808	(104,773)	29,036		133,603	(104,236)	29,367
Other	20,572	(15,439)	5,133		—	—	—
	$ 565,736	$ (246,925)	$ 318,812		$ 480,879	$ (212,953)	$ 267,926

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Lab	$ 218,854	$ (61,558)	$ 157,295		$ 174,330	$ (50,857)	$ 123,473
Outpatient Medical	178,804	(64,844)	113,960		163,826	(57,217)	106,610
CCRC	133,808	(104,773)	29,036		133,603	(104,236)	29,367
Other	20,567	(15,461)	5,106		—	—	—
	$ 552,033	$ (246,636)	$ 305,397		$ 471,759	$ (212,310)	$ 259,450

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				3Q23	3Q22	SS NOI	SS Cash (Adjusted) NOI	3Q23	2Q23	SS NOI	SS Cash (Adjusted) NOI
Lab	122	48%	78%	97.2%	98.8%	(2.8%) [1]	3.3%	97.2%	97.5%	(4.8%) [1]	0.1% [1]
Outpatient Medical	279	41%	94%	91.3%	91.4%	2.8%	3.4%	91.3%	91.3%	2.1%	2.6%
CCRC	15	11%	100%	83.9%	82.0%	32.1%	32.1%	83.9%	83.4%	2.0%	4.7%
Total	**416**	**100%**	**86%** [2]			**2.4%**	**6.0%**			**(1.3%)**	**1.6%**

(1) Primarily related to acceleration on certain lease related items associated with early terminations.
(2) Segment portfolio Cash (Adjusted) NOI percentage excludes our Other segment, which is not included in same-store.

Year-To-Date NOI Summary

For the nine months ended September 30, 2023, dollars in thousands

PORTFOLIO NOI SUMMARY

| | Portfolio NOI | | | | SS Portfolio NOI | | |
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Lab	$ 660,899	$ (175,546)	$ 485,353		$ 511,382	$ (141,856)	$ 369,526
Outpatient Medical	540,525	(190,860)	349,665		485,203	(165,646)	319,557
CCRC	391,260	(307,552)	83,708		390,686	(306,123)	84,563
Other	61,408	(45,062)	16,345		—	—	—
	$ 1,654,091	$ (719,020)	$ 935,071		$ 1,387,271	$ (613,625)	$ 773,646

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

| | Portfolio Cash (Adjusted) NOI | | | | SS Portfolio Cash (Adjusted) NOI | | |
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Lab	$ 635,631	$ (175,895)	$ 459,736		$ 495,551	$ (141,838)	$ 353,714
Outpatient Medical	527,148	(188,855)	338,292		474,081	(163,768)	310,313
CCRC	391,260	(308,230)	83,031		390,686	(306,801)	83,885
Other	61,411	(45,124)	16,287		—	—	—
	$ 1,615,450	$ (718,104)	$ 897,346		$ 1,360,318	$ (612,407)	$ 747,912

NINE-MONTH SS

| | Property Count | % of Total SS based on Cash (Adjusted) NOI | SS % of Segment based on Cash (Adjusted) NOI | Year-Over-Year | | | |
| | | | | Occupancy | | Growth | |
				2023	2022	SS NOI	SS Cash (Adjusted) NOI
Lab	119	47%	77%	97.1%	98.8%	(1.6%) [1]	4.3%
Outpatient Medical	272	42%	92%	91.5%	91.6%	2.9%	3.2%
CCRC	15	11%	100%	83.5%	81.3%	20.9%	20.0%
Total	406	100%	85% [2]			2.3%	5.4%

(1) The nine months ended September 30, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code.

(2) Segment portfolio Cash (Adjusted) NOI percentage excludes our Other segment which is not included in same-store.

Property Count Reconciliations

As of September 30, 2023

PROPERTY COUNT RECONCILIATION

	Lab	Outpatient Medical	CCRC	Other	Total
Prior Quarter Total Property Count	146	295	15	19	475
Current Quarter Total Property Count	146	295	15	19	475
Assets in Development	(5)	(1)	—	—	(6)
Recently completed Developments	(5)	(6)	—	—	(11)
Assets in Redevelopment	(8)	(1)	—	—	(9)
Recently completed Redevelopments	(4)	(7)	—	—	(11)
Assets held for sale	—	(1)	—	—	(1)
Segment exclusions	—	—	—	(19)	(19)
Significant tenant relocation	(2)	—	—	—	(2)
Three-Month SS Property Count	122	279	15	—	416
Recent acquisitions	—	(4)	—	—	(4)
Recently completed Developments	(2)	(2)	—	—	(4)
Recently completed Redevelopments	(1)	(1)	—	—	(2)
Nine-Month SS Property Count	119	272	15	—	406

SEQUENTIAL SS

	Lab	Outpatient Medical	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	121	277	15	—	413
Acquisitions	—	1	—	—	1
Prior Development/Redevelopment	1	1	—	—	2
Current Quarter Three-Month SS Property Count	122	279	15	—	416

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	September 30, 2023		
	Shares	Price	Total Value
Common stock (NYSE: PEAK)	547,072	$ 18.36	$ 10,044,242
Convertible partnership (DownREIT) units	7,283	18.36	133,716
Total Market Equity	**554,355**		**$ 10,177,958**
Consolidated Debt			6,664,413
Total Market Equity and Consolidated Debt	**554,355**		**$ 16,842,371**
Share of unconsolidated JV debt			39,976
Total Market Equity and Enterprise Debt	**554,355**		**$ 16,882,347**

COMMON STOCK AND EQUIVALENTS

		Weighted Average Shares Three Months Ended September 30, 2023				Weighted Average Shares Nine Months Ended September 30, 2023			
	Shares Outstanding September 30, 2023	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	547,072	547,062	547,062	547,062	547,062	546,978	546,978	546,978	546,978
Common stock equivalent securities[1]:									
Restricted stock units	888	269	269	269	269	269	269	269	269
Convertible partnership (DownREIT) units	7,283	—	7,283	7,283	7,283	—	7,288	7,288	7,288
Total common stock and equivalents	**555,243**	**547,331**	**554,614**	**554,614**	**554,614**	**547,247**	**554,535**	**554,535**	**554,535**

(1)   The weighted average shares for the three and nine months ended September 30, 2023 represent the current dilutive impact, using the treasury stock method, of approximately 900 thousand restricted stock units and 7.3 million DownREIT units.

As of September 30, 2023, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC, Commercial Paper[1]	Term Loan[2]	Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt		Enterprise Debt	
			Amounts	Rates %	Amounts	Rates %		Amounts[3]	Rates %	Amounts	Rates %
2023	$ —	$ —	$ —	—	$ 86,161	3.79	$ 86,161	$ 126	3.40	$ 86,287	3.79
2024	—	—	—	—	7,024	6.74	7,024	39,758	5.02	46,782	5.28
2025	—	—	800,000	3.92	3,209	3.82	803,209	—	—	803,209	3.92
2026	424,000	—	650,000	3.40	244,523	4.44	1,318,523	—	—	1,318,523	4.31
2027	—	500,000	450,000	1.54	366	5.91	950,366	—	—	950,366	2.71
2028	—	—	500,000	2.35	—	—	500,000	—	—	500,000	2.35
2029	—	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
2031	—	—	600,000	3.07	—	—	600,000	—	—	600,000	3.07
2032	—	—	750,000	5.49	—	—	750,000	—	—	750,000	5.49
Thereafter	—	—	300,000	6.87	—	—	300,000	—	—	300,000	6.87
	$ 424,000	$ 500,000	$ 5,450,000		$ 341,283		$ 6,715,283	$ 39,884		$ 6,755,167	
Premium, (discounts), and debt Issuance costs, net	—	(3,397)	(48,539)		1,066		(50,870)	92		(50,778)	
	$ 424,000	$ 496,603	$ 5,401,461		$ 342,349		$ 6,664,413	$ 39,976		$ 6,704,389	
Weighted average interest rate %	5.62	3.76	3.66		4.32		3.83	4.74		3.83	
Weighted average maturity in years	2.3	3.7	5.9		2.2		5.3	0.8		5.3	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at SOFR plus 85 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) The Company has two senior unsecured term loans (the "Term Loan Facilities") in an aggregate principal amount of $500 million, which mature on February 22, 2027 (plus a 1-year extension option at the Company's discretion) and August 22, 2027. The Term Loan Facilities accrue interest at Term SOFR plus 94 basis points based on the Company's current unsecured credit ratings. The Company maintains swaps on the entire $500 million that effectively fix the interest rate at a blended contractual rate of 3.5%.

(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Indebtedness

As of September 30, 2023, dollars in thousands

DEBT STRUCTURE

		Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$ 366,305	6	4.20	2.1
	Floating rate	14,862	—	8.52	1.3
	Combined	**$ 381,167**	**6**	**4.37**	**2.0**
Unsecured	Fixed rate[1]	5,950,000	88	3.67	5.7
	Floating rate[2]	424,000	6	5.62	2.3
	Combined	**$ 6,374,000**	**94**	**3.80**	**5.5**
Total	Fixed rate[1]	6,316,305	94	3.70	5.5
	Floating rate[2]	438,862	6	5.72	2.3
	Combined	**$ 6,755,167**	**100**	**3.83**	**5.3**
	Premiums, (discounts), and debt issuance costs, net	(50,778)			
	Enterprise Debt	**$ 6,704,389**			

FINANCIAL COVENANTS[3]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	35%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	38%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.8x
Tangible Net Worth ($ billions)	No less than $7.7B	$10.8B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)

(1) The Company has Term Loan Facilities in an aggregate principal amount of $500 million. The Company maintains swaps on the entire $500 million that effectively fix the interest rate at a blended contractual rate of 3.5%.
(2) Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(3) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the nine months ended September 30, 2023, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended September 30, 2023		Nine Months Ended September 30, 2023	
ACQUISITIONS									
60 Loomis land parcel	Boston, MA	January	—	—	Lab	$	—	$	9,456
Wylie Medical Plaza[1]	Dallas, TX	April	20 Sq. Ft.	1	Outpatient Medical		—		4,000
OTHER INVESTMENTS									
Development fundings							71,807		224,278
Redevelopment fundings							34,605		106,192
Total						**$**	**106,412**	**$**	**343,926**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type		Sales Price	Trailing Cash Yield[2]
Various Durham	January	166 Sq. Ft.	2	Lab	$	113,000	
Tampa Medical Tower	March	116 Sq. Ft.	1	Outpatient Medical		16,065	
Women's Center	March	34 Sq. Ft.	1	Outpatient Medical		850	
Total			**4**		**$**	**129,915**	**5.4%**

(1) On April 3, 2023, we acquired HCP Ventures IV, LLC's remaining 80% interest in Wylie Medical Plaza for $4 million (based on a gross valuation of $5 million), bringing our equity ownership to 100%. Property count and capacity were already included in prior quarters.
(2) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

Developments | In Process

As of September 30, 2023, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Count	CIP[1]	Cost to Complete[1]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Initial Occupancy[2]	Projected Stabilized Yield[3]
Lab									
Vantage – Phase I[4][5]	San Francisco, CA	2 $	329,269 $	108,918 $	438,187	343	52	4Q23	6.50% – 7.00%
The Gateway at Directors Place	San Diego, CA	1	115,674	7,430	123,104	163	—	4Q24	8.25% – 8.75%
Callan Ridge[6]	San Diego, CA	2	109,869	36,326	146,195	185	100	1Q25	8.75% – 9.25%
		5 $	554,813 $	152,673 $	707,486	691	52		
Outpatient Medical									
Savannah	Savannah, GA	1 $	6,558 $	24,093 $	30,651	70	58	3Q24	5.50% – 6.00%
		1 $	6,558 $	24,093 $	30,651	70	58		
Total		6 $	561,370 $	176,767 $	738,137	761	53		

(1) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.
(2) Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy.
(3) Yields shown in table are rounded to the nearest 0.25% and include cash rents at the time of projected stabilization.
(4) For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date.
(5) Amounts in the table above exclude 40,000 square feet related to the amenity building and include $84 million of construction cost related to the amenity building. We expect tenants to pay rent on their pro-rata share of the amenity building based on the total campus' capacity.
(6) Cash rental payments for the first building commenced July 2023 and cash rental payments for the second building are scheduled to begin in July 2024. Initial occupancy of 1Q25 is delayed due to tenant-driven delays with tenant improvements within both buildings.

20
Return to TOC

Redevelopments and Land Held for Development

As of September 30, 2023, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Type	Property Count	Incremental Costs: CIP[2]	Incremental Costs: Cost to Complete[2]	Total	Estimated Completion Date
Pointe Grand[3]	San Francisco, CA	Lab	5	$ 36,878	$ 98,805	$ 135,683	4Q23 - 3Q25
1140 / 1180 Veterans	San Francisco, CA	Lab	2	8,176	33,556	41,732	1Q24 - 4Q25
Sierra Point Towers II	San Francisco, CA	Lab	1	11,867	14,043	25,910	1Q25
Arlington	Dallas, TX	Outpatient Medical	1	16,583	566	17,149	4Q23
			9	**$ 73,504**	**$ 146,970**	**$ 220,474**	

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./ Units[4]	Original Investment	Incremental Investment[5]	Investment to Date
Vantage - Remaining Phases[6]	San Francisco, CA	Lab	12	502 Sq. Ft.	$ 129,154	$ 26,900	$ 156,054
West Cambridge Alewife[7]	Boston, MA	Lab	24	N/A	317,212	24,762	341,974
Vista Sorrento	San Diego, CA	Lab	10	N/A	43,850	7,780	51,630
Remaining[8]	Various	Various	33	N/A	115,835	22,272	138,107
			79		**$ 606,051**	**$ 81,714**	**$ 687,765**

(1) During the quarter, Swedish II and III was completed and placed in service.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.
(3) Includes five of seven buildings that are part of our JV in our Pointe Grand campus. One building was placed in service during the quarter and the remaining building is expected to enter redevelopment in the first half of 2024.
(4) Excludes square feet of adjacent land development opportunities at our lab and outpatient medical buildings, along with significant developable land at our existing CCRC campuses.
(5) Includes capitalized interest, entitlement and pre-construction costs.
(6) With revised zoning, we expect to entitle the balance of our Vantage project for upwards of 1.3 million square feet.
(7) Excludes 15 acres and $336 million, which are currently included in our operating portfolio and may be densified in the future.
(8) Includes 9 acres as part of the Needham Land Parcel JV at our 37.5% share, 9 acres as part of our Towers at Sierra Point land parcel, and 6 acres as part of our Torreyana land parcel.

Capital Expenditures[1]

For the three and nine months ended September 30, 2023, dollars in thousands, except per unit/square foot

THIRD QUARTER

		Lab		Outpatient Medical		CCRC		Other		Total
Portfolio at share										
Recurring capital expenditures	$	1,213	$	7,204	$	3,485	$	1,069	$	12,971
Tenant improvements - 2nd generation		444		7,176		—		—		7,620
Lease commissions - 2nd generation		590		3,032		—		—		3,623
AFFO capital expenditures[2]	$	**2,248**	$	**17,412**	$	**3,485**	$	**1,069**	$	**24,214**
Revenue enhancing capital expenditures		21,359		20,645		11,881		1,348		55,233
Casualty related capital expenditures		—		151		5,543		260		5,954
Development[3]		69,805		2,002		—		—		71,807
Redevelopment[3]		29,336		5,048		222		—		34,605
Capitalized interest		14,830		320		—		—		15,151
Total capital expenditures	$	**137,578**	$	**45,579**	$	**21,131**	$	**2,677**	$	**206,965**
Recurring capital expenditures per unit/sq. ft.		$0.11 per Sq. Ft.		$0.33 per Sq. Ft.		$490 per Unit		$596 per Unit		

YTD

		Lab		Outpatient Medical		CCRC		Other		Total
Portfolio at share										
Recurring capital expenditures	$	2,222	$	13,570	$	10,358	$	2,519	$	28,668
Tenant improvements - 2nd generation		857		19,535		—		—		20,392
Lease commissions - 2nd generation		6,171		10,243		—		—		16,414
AFFO capital expenditures[2]	$	**9,250**	$	**43,348**	$	**10,358**	$	**2,519**	$	**65,474**
Revenue enhancing capital expenditures		45,020		50,027		34,212		3,037		132,297
Casualty related capital expenditures		—		4,721		20,537		1,077		26,335
Initial Capital Expenditures ("ICE")		—		4,391		—		—		4,391
Development[3]		217,772		6,507		—		—		224,278
Redevelopment[3]		80,370		23,042		2,779		—		106,192
Capitalized interest		43,052		953		53		—		44,058
Total capital expenditures	$	**395,463**	$	**132,988**	$	**67,940**	$	**6,633**	$	**603,024**
Recurring capital expenditures per unit/sq. ft.		$0.21 per Sq. Ft.		$0.61 per Sq. Ft.		$1,456 per Unit		$1,404 per Unit		

(1) Excludes corporate capitalized costs such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $1.1 million and $3.0 million year-to-date. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.6 million and $1.3 million year-to-date, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(3) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended September 30, 2023, dollars in thousands

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Lab	Outpatient Medical	CCRC	Other	Total	% of Total
San Francisco, CA	83	$ 95,561	$ 804	$ —	$ —	$ 96,365	31
Boston, MA	21	36,682	739	—	—	37,421	12
San Diego, CA	37	23,458	712	—	—	24,170	8
Dallas, TX	35	—	20,699	—	198	20,897	7
Houston, TX	40	—	9,469	1,345	2,598	13,411	4
Tampa, FL	6	—	466	9,551	—	10,017	3
Philadelphia, PA	6	—	4,762	4,770	—	9,533	3
Nashville, TN	17	—	7,131	—	—	7,131	2
Denver, CO	20	—	6,061	—	721	6,782	2
Seattle, WA	7	—	6,518	—	—	6,518	2
Louisville, KY	11	—	5,314	—	—	5,314	2
Remaining	186	1,595	51,285	13,369	1,589	67,838	22
Portfolio Cash (Adjusted) NOI	**469**	**$ 157,295**	**$ 113,960**	**$ 29,036**	**$ 5,106**	**$ 305,397**	**98**
Interest income	—	—	—	—	5,360	5,360	2
Portfolio Income	**469**	**$ 157,295**	**$ 113,960**	**$ 29,036**	**$ 10,465**	**$ 310,757**	**100**

(1)   Excludes six properties in Development.

Lab

As of and for the quarter ended September 30, 2023, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Total Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	82	$ 4,251,502	$ 95,561	5,365	97.2	58.1
Boston, MA	20	2,513,821	36,682	2,738	97.3	24.1
San Diego, CA	35	1,302,506	23,458	2,538	98.1	16.7
Remaining	4	61,703	1,595	240	100.0	1.1
	141	**$ 8,129,532**	**$ 157,295**	**10,881**	**97.5**	**100.0**

SAME-STORE

	3Q22	4Q22	1Q23	2Q23	3Q23
Property Count	122	122	122	122	122
Portfolio Investment	$ 6,812,832	$ 6,826,151	$ 6,836,954	$ 6,845,180	$ 6,863,798
Square Feet	9,550	9,565	9,565	9,565	9,565
Occupancy %	98.8	98.8	98.2	97.5	97.2
Portfolio Real Estate Revenues	$ 179,983	$ 179,585	$ 172,248	$ 181,898	$ 179,564
Portfolio Operating Expenses	(47,525)	(47,825)	(49,544)	(46,665)	(50,859)
Portfolio NOI	**$ 132,458**	**$ 131,761**	**$ 122,704**	**$ 135,233**	**$ 128,705**
Portfolio Cash Real Estate Revenues	$ 167,026	$ 168,217	$ 172,992	$ 169,968	$ 174,330
Portfolio Cash Operating Expenses	(47,516)	(47,815)	(49,535)	(46,658)	(50,857)
Portfolio Cash (Adjusted) NOI	**$ 119,510**	**$ 120,401**	**$ 123,457**	**$ 123,310**	**$ 123,473**
Portfolio Cash (Adjusted) NOI Margin %	71.6	71.6	71.4	72.5	70.8
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[2]	96.5	95.7	97.0	96.2	95.8
				Year-Over-Year Three-Month SS Growth %	**3.3%**

(1) Excludes five properties that are in Development.
(2) Approximately 85% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

Lab

As of September 30, 2023

TENANT CONCENTRATION

Parent Name	Market Cap (in millions)	Cash and Liquid Investments (in millions)[1]	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[2]	
				Amount (in thousands)	% of Total	Amount (in thousands)	% of Total
Amgen	$ 143,760	$ 34,248	1.6	564	5	$ 46,633	8
Bristol-Myers Squibb	121,252	8,730	6.0	242	2	16,588	3
Johnson & Johnson	375,041	28,505	7.0	246	2	15,767	3
Myriad Genetics	1,313	122	4.8	352	3	15,057	2
Arcus Biosciences	1,337	930	8.3	260	2	14,818	2
Novo Nordisk	408,491	5,337	11.3	199	2	14,349	2
Pfizer	187,276	44,785	6.1	180	2	13,670	2
Nkarta	68	281	9.6	130	1	12,399	2
Alphabet[3]	1,658,767	118,332	8.8	168	2	11,985	2
AstraZeneca	209,979	5,812	3.3	180	2	11,744	2
General Atomics	Private	Private	6.0	702	7	11,310	2
Denali Therapeutics	2,835	1,191	5.6	148	1	11,172	2
Sorrento Therapeutics	51	81	15.3	211	2	9,881	2
Allogene Therapeutics	531	492	8.5	131	1	9,614	2
Revolution Medicines[4]	3,030	909	12.3	143	1	9,360	2
Globus Medical	6,941	613	11.4	252	2	9,234	2
Pacira	1,424	221	6.7	174	2	8,756	1
Fog Pharmaceuticals	Private	Private	7.4	122	1	8,716	1
Seres Therapeutics	305	230	9.5	83	1	8,208	1
Astellas Pharma	24,895	4,169	0.3	136	1	8,011	1
Remaining			5.7	5,964	56	342,535	56
			6.2	10,587	100	$ 609,807	100

ANNUALIZED BASE RENT[2]



$610M

- Small Cap Biotech 19%
- Mid Cap Biotech 19%
- Private Biotech 18%
- Medical Device 7%
- R&D / University 6%
- Office 4%
- Large Cap Biopharma 27%

PEAK publicly-traded biotech classification criteria:
- Large Cap: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

(1) Cash and Liquid Investments balance as of most recent quarterly report available.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Represents lab space leased by Calico, a life science subsidiary of Alphabet.
(4) The Company entered into an agreement to terminate approximately 40,000 square feet with Adverum at September 2023 and lease the space to Revolution Medicines beginning January 2024. The table above includes the pro forma impact of these agreements.

Lab

As of September 30, 2023, dollars and square feet in thousands

LEASE EXPIRATION DATA

	Total				San Francisco		Boston		San Diego		Remaining	
Year	Leased Square Feet	%	Annualized Base Rent[1]	%	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]
2023[1][2][3]	195	2	$ 10,342	2	165	$ 9,588	22	$ 451	7	$ 303	—	$ —
2024[3]	476	4	32,322	5	441	30,588	—	—	35	1,734	—	—
2025	1,150	11	53,562	9	447	26,323	105	5,129	512	18,952	85	3,157
2026	618	6	30,349	5	309	17,994	47	3,209	262	9,145	—	—
2027	1,466	14	68,180	11	579	38,518	509	16,066	224	9,974	154	3,623
2028	680	6	36,421	6	158	10,064	507	25,161	16	1,196	—	—
2029	770	7	47,504	8	532	34,344	238	13,160	—	—	—	—
2030	1,249	12	86,063	14	730	53,552	345	23,755	174	8,756	—	—
2031	1,393	13	84,563	14	711	50,036	328	24,640	354	9,886	—	—
2032	888	8	54,727	9	505	32,775	244	12,239	140	9,713	—	—
Thereafter[4]	1,700	16	105,774	17	637	50,517	296	23,189	767	32,068	—	—
	10,587	100	$ 609,807	100	5,215	$ 354,299	2,641	$ 147,000	2,490	$ 101,727	240	$ 6,780

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2023.

(2) Includes 136,000 square feet of contingent lease expirations tied to the timing of the tenant's relocation to our Vantage Phase I development.

(3) Leased square feet for 2023 and 2024 includes 60,000 and 189,000, respectively, related to the Oyster Point and Pointe Grand campuses, which are planned to undergo Redevelopment.

(4) Includes 85,000 square feet with Graphite Bio, which in October 2023 has modified lease terms to accelerate their expiration to December 31, 2024.

Lab

As of September 30, 2023, square feet in thousands, presented at 100%

3Q23 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2023	**10,554**	**$ 57.20**					
Redevelopments placed in service	55	82.20					
Expirations	(32)	49.83					
Renewals, amendments and extensions	8	40.80	22.7	$ —	$ 1.50	60	53.2%
New lease commencements	18	36.21		0.63	1.72	34	
Terminations	(16)	67.73					
Leased Square Feet as of September 30, 2023	**10,587**	**$ 57.60**					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1][3]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2022	**10,658**	**$ 55.10**					
Developments placed in service	164	84.92					
Redevelopments placed in service	200	81.58					
Properties placed into (re)development	(246)	71.89					
Expirations	(334)	66.80					
Renewals, amendments and extensions	163	85.33	48.8	$ 4.53	$ 3.17	50	53.2%
New lease commencements	200	70.96		3.48	2.28	81	
Terminations	(218)	68.66					
Leased Square Feet as of September 30, 2023	**10,587**	**$ 57.60**					

(1) Change in cash rents is based on renewals executed during the quarter and represents expiring rate compared to renewal rate.
(2) Average cost per lease year.
(3) The change in cash rents excludes a 103,000 square feet expansion based lease renewal that will affect rents beginning in December 2033.

Lab

As of and for the quarter ended September 30, 2023, dollars and square feet in thousands

LEASE TYPE

	Annualized Base Rent					
	San Francisco	Boston	San Diego	Remaining	Total	% of Total
Triple-Net[1]	$ 332,568	$ 129,761	$ 99,114	$ 6,780	$ 568,223	93.2
Base Year[2]	20,847	17,098	2,439	—	40,384	6.6
Gross[3]	884	141	175	—	1,200	0.2
Total	**$ 354,299**	**$ 147,000**	**$ 101,727**	**$ 6,780**	**$ 609,807**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	San Francisco	Boston	San Diego	Remaining	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	—	20	—	240	260	2.4	29 [4]
Fee Simple	5,365	2,719	2,538	—	10,621	97.6	
Total	**5,365**	**2,738**	**2,538**	**240**	**10,881**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 603,027	98.9	3.2
CPI	6,780	1.1	4.4 [5]
Total	**$ 609,807**	**100.0**	**3.2**

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes renewal options.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Outpatient Medical

As of and for the quarter ended September 30, 2023, dollars and square feet in thousands

PORTFOLIO BY MARKET[1][2]

| | | | | | Total Square Feet | | | | | | |
| | | | | | On-campus | | Off-campus[3] | | Total | | |
MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	33	$ 900,951	$ 20,699	93.1	2,067	1,472	209	54	2,276	1,526	16
Houston, TX	32	525,928	9,469	84.5	1,660	1,421	236	—	1,897	1,421	14
Nashville, TN	17	315,761	7,131	86.8	1,512	10	119	—	1,631	10	7
Seattle, WA	7	308,985	6,518	90.7	674	39	—	—	674	39	3
Denver, CO	16	385,350	6,061	84.8	1,079	—	35	—	1,114	—	5
Louisville, KY	11	249,409	5,314	96.5	668	17	447	—	1,115	17	5
Philadelphia, PA	4	441,874	4,762	76.1	694	—	436	144	1,129	144	5
Phoenix, AZ	13	241,944	4,575	92.2	519	70	281	—	800	70	4
Miami, FL	11	152,321	3,160	88.2	543	—	—	30	543	30	2
Kansas City, MO	6	129,756	2,709	91.8	349	89	—	8	349	97	2
Salt Lake City, UT	10	129,534	2,646	88.9	434	—	136	7	569	7	2
New York, NY	3	171,555	2,360	100.0	—	—	—	537	—	537	2
Greenville, SC	14	157,624	2,205	100.0	135	657	—	51	135	708	4
Indianapolis, IN	4	116,853	2,153	100.0	180	46	39	—	219	46	1
Minneapolis, MN	5	128,072	2,007	91.6	228	—	—	81	228	81	1
Ogden, UT	8	91,444	1,740	90.1	338	—	—	60	338	60	2
Washington, DC	4	103,016	1,539	87.0	55	29	186	—	242	29	1
Fresno, CA	1	59,689	1,370	100.0	—	56	—	—	—	56	—
Los Angeles, CA	4	95,310	1,323	81.5	161	—	66	—	227	—	1
Las Vegas, NV	5	107,881	1,240	92.9	342	—	—	—	342	—	1
Remaining	86	1,513,734	24,980	92.6	2,338	1,477	636	716	2,974	2,193	22
	294	$ 6,326,990	$ 113,960	90.1	13,977	5,383	2,827	1,687	16,804	7,070	100

(1) Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy. One property is held for sale as of September 30, 2023.
(2) Excludes one property that is in Development.
(3) Includes Outpatient Medical buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Outpatient Medical | Same-Store

As of and for the quarter ended September 30, 2023, dollars and square feet in thousands

	3Q22	4Q22	1Q23	2Q23	3Q23
Property Count	279	279	279	279	279
Portfolio Investment	$ 5,728,609	$ 5,772,428	$ 5,809,464	$ 5,839,893	$ 5,876,163
Square Feet	22,430	22,426	22,441	22,442	22,448
Occupancy %	91.4	91.6	91.3	91.3	91.3
Portfolio Real Estate Revenues	$ 161,998	$ 161,454	$ 162,885	$ 163,842	$ 167,713
Portfolio Operating Expenses	(55,095)	(54,606)	(55,452)	(56,296)	(57,859)
Portfolio NOI	**$ 106,903**	**$ 106,849**	**$ 107,433**	**$ 107,545**	**$ 109,854**
Portfolio Cash Real Estate Revenues	$ 157,561	$ 156,191	$ 158,689	$ 159,557	$ 163,826
Portfolio Cash Operating Expenses	(54,430)	(53,950)	(54,838)	(55,652)	(57,217)
Portfolio Cash (Adjusted) NOI	**$ 103,131**	**$ 102,241**	**$ 103,851**	**$ 103,905**	**$ 106,610**
Portfolio Cash (Adjusted) NOI Margin %	65.5	65.5	65.4	65.1	65.1
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[1]	80.1	80.0	80.1	79.8	80.7
Year-Over-Year Three-Month SS Growth %					**3.4%**

(1) Approximately 50% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.



St. Francis Medical Pavilion
Richmond, VA

Outpatient Medical

As of September 30, 2023, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

Health System	MSA	Property Count	Credit Rating	Total Square Feet				Total	% of Total	% Directly Leased by Health System	Weighted Average Remaining Lease Term
				On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus				
HCA	Dallas TX, Nashville TN, Houston TX, Various	115	Baa3	9,550	183	318	—	10,051	42.1	24.9	7.6
Memorial Hermann	Houston TX	16	Aa3	1,709	—	83	—	1,791	7.5	4.1	2.9
Norton Healthcare	Louisville KY	10	—	685	328	—	—	1,013	4.2	2.8	5.0
Community Health Systems	Various	16	Caa1	976	—	—	—	976	4.1	4.8	6.4
Prisma Health System	Greenville SC	14	A3	792	—	51	—	843	3.5	2.1	4.9
Thomas Jefferson Univ Hospital	Philadelphia PA	1	A3	694	—	—	—	694	2.9	1.8	3.1
Providence Health & Services	Seattle WA	6	A2	610	—	—	—	610	2.6	1.1	2.0
Atlantic Health	New York NY	3	Aa3	—	—	537	—	537	2.2	2.7	9.0
HonorHealth	Phoenix AZ	9	A2	421	107	—	—	528	2.2	0.7	4.4
CommonSpirit	Various	8	Baa1	442	32	—	—	474	2.0	1.7	2.7
UPENN Health System	Philadelphia PA	1	Aa3	—	436	—	—	436	1.8	1.0	6.3
Tenet Healthcare	San Antonio TX, Phoenix AZ	4	B1	295	—	90	—	384	1.6	0.6	4.5
Encompass Health	Various	4	Ba3	310	—	—	—	310	1.3	1.6	8.6
Orlando Health	Tampa FL, Orlando FL	2	A2	289	—	—	—	289	1.2	0.3	4.6
Steward Health	Houston TX, Phoenix AZ	2	—	268	—	—	—	268	1.1	0.2	4.9
Baylor Scott & White Health	Dallas TX	4	Aa3	138	—	69	—	207	0.9	0.5	1.0
Bon Secours Mercy Health	Richmond VA, Cincinnati OH	4	A2	60	—	134	—	194	0.8	0.5	3.7
Franciscan Alliance	Indianapolis IN	2	Aa3	180	—	—	—	180	0.8	0.8	3.1
Ascension Health	Pensacola FL, Indianapolis IN	4	Aa2	85	—	94	—	179	0.8	0.7	4.6
Medical Univ of South Carolina	Florence SC	3	Aa3	172	—	—	—	172	0.7	0.9	8.3
Remaining - credit rated		36		1,008	292	717	—	2,017	8.4		
Remaining - not credit rated		30		675	91	372	582	1,719	7.2		
Total		**294**		**19,360**	**1,469**	**2,464**	**582**	**23,874**	**100.0**	**53.9**	**5.4**
% of Total				**81.1**	**6.2**	**10.3**	**2.4**				
Total Healthcare Affiliated						**97.6%**					

(1) Denotes whether the Outpatient Medical building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Outpatient Medical

As of and for the quarter ended September 30, 2023, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total				On-Campus		Off-Campus	
	Leased Square Feet	%	Annualized Base Rent[2]	%	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]
2023[2]	874	4.1	$ 26,227	4.8	684	$ 21,024	190	$ 5,202
2024	2,537	11.8	74,173	13.7	2,043	60,365	494	13,808
2025	3,443	16.0	72,731	13.4	3,155	64,715	288	8,015
2026	2,010	9.4	55,693	10.3	1,703	47,644	307	8,049
2027	1,849	8.6	50,284	9.3	1,475	40,223	374	10,062
2028	2,455	11.4	54,099	10.0	2,156	46,196	299	7,904
2029	1,305	6.1	34,312	6.3	1,040	27,711	266	6,602
2030	1,253	5.8	34,223	6.3	892	25,279	361	8,944
2031	1,619	7.5	39,600	7.3	1,236	28,654	383	10,946
2032	1,367	6.4	27,956	5.1	677	14,387	690	13,569
Thereafter	2,769	12.9	73,829	13.6	2,324	60,009	445	13,819
	21,482	100	$ 543,127	100	17,385	$ 436,208	4,097	$ 106,919

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[3]	Name	Property Count	MSA	Property Type	Cash (Adjusted) NOI	Option Price
2026	10/2025	Innovation	1	San Diego, CA	Outpatient medical	$ 1,463	$ 31,700

(1) Excludes one asset held for sale at September 30, 2023.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2023.
(3) Reflects the earliest point at which the purchase option can be exercised.

Outpatient Medical

As of September 30, 2023, square feet in thousands, presented at 100%

3Q23 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1][2]	Tenant Improvements per Sq. Ft.[3]	Leasing Costs per Sq. Ft.[3]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of June 30, 2023	21,458	$ 26.57					
Expirations	(1,831)	27.96					
Renewals, amendments and extensions	1,711	28.28	3.5	$ 2.06	$ 0.92	52	78.6%
New lease commencements	156	26.77		5.18	1.67	74	
Terminations	(12)	26.91					
Leased Square Feet as of September 30, 2023	21,482	$ 26.77					

YEAR-TO-DATE LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1][2][4]	Tenant Improvements per Sq. Ft.[3]	Leasing Costs per Sq. Ft.[3]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2022	21,698	$ 26.04					
Assets held for sale	(35)	30.24					
Dispositions	(126)	28.67					
Expirations	(3,662)	27.87					
Renewals, amendments and extensions	3,148	28.36	3.8	2.67	0.97	66	78.6%
New lease commencements	514	28.35		5.76	1.65	81	
Terminations	(55)	26.83					
Leased Square Feet as of September 30, 2023	21,482	$ 26.77					

(1) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease. Change in cash rents is based on renewals executed during the period and represents expiring rate compared to renewal rate.
(2) Excludes a 1.3 million square foot lease renewal for which rents are percentage based.
(3) Average cost per lease year.
(4) Excludes a 310,000 square foot lease renewal that will affect rents beginning in July 2024.

Outpatient Medical

As of and for the quarter ended September 30, 2023, square feet in thousands

LEASE TYPE

	Leased Square Feet					
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
Triple-Net[1]	11,085	666	2,108	83	13,942	64.9
Base Year[2]	5,262	533	163	421	6,379	29.7
Gross[3]	1,038	9	100	14	1,161	5.4
Total	**17,385**	**1,208**	**2,371**	**517**	**21,482**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	8,862	32	442	72	9,407	39.4	78 [5]
Fee Simple	10,498	1,437	2,022	510	14,467	60.6	
Total	**19,360**	**1,469**	**2,464**	**582**	**23,874**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Leased Square Feet	% of Square Feet	Escalator %
Fixed	20,309	94.5	2.8
CPI	1,172	5.5	4.2 [6]
Total	**21,482**	**100.0**	**2.9**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	10%	4%
Obstetrics / Gynecology	8%	5%
General / Specialty Surgery	8%	4%
Ambulatory Surgery Center	7%	N/A
Cardiovascular	6%	4%
Oncology	6%	3%
Imaging / Radiology	4%	3%
Neurology	3%	2%
Gastroenterology	3%	2%
Other	28%	40%
Total Specialties	**83%**	**67%**
Primary Care	**17%**	**33%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) U.S. physicians breakdown from AAMC, 2022 Physician Specialty Data Book.
(5) Includes renewal options.
(6) Includes both pure CPI leases, leases with a CPI floor averaging 2%, and certain leases containing CPI ceilings. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended September 30, 2023, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,282,315	$ 94,846	$ 18,208	$ (89,147)	$ 23,907	6,060	85.1	$ 7,311	$ 31,956
Sunrise Senior Living	2	263,278	18,139	2,615	(15,153)	5,601	1,052	77.1	8,529	4,160
Remaining	—	—	—	—	(472)	(472)	N/A	N/A	N/A	—
Total	**15**	**$ 1,545,592**	**$ 112,985**	**$ 20,823**	**$ (104,773)**	**$ 29,036**	**7,112**	**83.9**	**$ 7,477**	**$ 36,117**

TOTAL CCRC PORTFOLIO

	3Q22	4Q22	1Q23	2Q23	3Q23
Property count	15	15	15	15	15
Gross Portfolio Investment	$ 2,270,573	$ 2,285,837	$ 2,305,971	$ 2,332,631	$ 2,353,693
Net Portfolio Investment[1]	1,486,923	1,498,292	1,514,431	1,537,186	1,545,592
Units	7,280	7,183	7,107	7,108	7,112
IL, AL, and Memory Care Occupancy %	82.0	82.2	83.0	83.3	83.8
Skilled Nursing Occupancy %	81.7	83.4	83.7	84.1	84.6
Total Occupancy %	82.0	82.4	83.1	83.4	83.9
REVPOR CCRC	$ 6,908	$ 7,090	$ 7,179	$ 7,317	$ 7,477
REVPOR CCRC excluding NREF Amortization	5,794	5,892	6,056	6,175	6,315
NREF Cash Collections	$ 24,029	$ 27,858	$ 28,791	$ 30,726	$ 36,117
NREF Amortization	19,706	21,260	19,887	20,382	20,823
Portfolio Real Estate Revenues	$ 122,146	$ 125,920	$ 127,221	$ 130,231	$ 133,808
Portfolio Operating Expenses before management fee	(96,931)	(96,667)	(97,206)	(97,481)	(100,454)
Management fee	(3,333)	(3,444)	(3,918)	(4,174)	(4,319)
Portfolio NOI	**$ 21,882**	**$ 25,809**	**$ 26,097**	**$ 28,575**	**$ 29,036**
Portfolio Cash Real Estate Revenues	$ 122,146	$ 125,920	$ 127,221	$ 130,231	$ 133,808
Portfolio Cash Operating Expenses before management fee	(96,931)	(94,366)	(97,156)	(98,209)	(100,454)
Management fee	(3,333)	(3,444)	(3,918)	(4,174)	(4,319)
Portfolio Adjusted NOI	**$ 21,882**	**$ 28,109**	**$ 26,147**	**$ 27,848**	**$ 29,036**
Portfolio Adjusted NOI Margin %	17.9	22.3	20.6	21.4	21.7

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of September 30, 2023, the balances of NREFs and refundable Entrance Fees were $553.1 million and $255.0 million, respectively.

CCRC | Same-Store

As of and for the quarter ended September 30, 2023, dollars in thousands, except REVPOR

SAME-STORE

	3Q22	4Q22	1Q23	2Q23	3Q23	Sequential Growth	Year-Over-Year Growth
Property count	15	15	15	15	15	—	—
Net Portfolio Investment	$ 1,486,923	$ 1,498,292	$ 1,514,431	$ 1,533,060	$ 1,541,511	0.6%	3.7%
Units	7,280	7,183	7,107	7,100	7,100	—%	(2.5%)
IL, AL, and Memory Care Occupancy %	82.0	82.2	83.0	83.3	83.8	50 bps	180 bps
Skilled Nursing Occupancy %	81.7	83.4	83.7	84.1	84.6	50 bps	290 bps
Total Occupancy %	82.0	82.4	83.1	83.4	83.9	50 bps	190 bps
REVPOR CCRC	$ 6,908	$ 7,090	$ 7,171	$ 7,314	$ 7,477	2.2%	8.2%
REVPOR CCRC excluding NREF Amortization	5,794	5,892	6,049	6,173	6,315	2.3%	9.0%
Portfolio Real Estate Revenues	$ 122,143	$ 125,873	$ 127,084	$ 129,999	$ 133,603	2.8%	9.4%
Portfolio Operating Expenses	(99,914)	(99,769)	(100,678)	(101,210)	(104,236)	3.0%	4.3%
Portfolio NOI	**$ 22,228**	**$ 26,104**	**$ 26,407**	**$ 28,789**	**$ 29,367**	**2.0%**	**32.1%**
Portfolio Cash Real Estate Revenues	$ 122,143	$ 125,873	$ 127,084	$ 129,999	$ 133,603	2.8%	9.4%
Portfolio Cash Operating Expenses	(99,914)	(97,469)	(100,628)	(101,938)	(104,236)	2.3%	4.3%
Portfolio Adjusted NOI	**$ 22,228**	**$ 28,404**	**$ 26,457**	**$ 28,062**	**$ 29,367**	**4.7%**	**32.1%**
Portfolio Adjusted NOI Margin %	18.2	22.6	20.8	21.6	22.0	40 bps	380 bps



Freedom Pointe at the Villages
Orlando, FL

Other

As of and for the quarter ended September 30, 2023, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		3Q22		4Q22		1Q23		2Q23		3Q23
Property count		19		19		19		19		19
Investment	$	462,219	$	464,068	$	465,707	$	467,765	$	470,299
Units		3,354		3,354		3,354		3,354		3,354
Occupancy %		77.5		78.3		78.0		78.3		79.3
REVPOR	$	4,276	$	4,250	$	4,633	$	4,584	$	4,573
Portfolio Real Estate Revenues	$	18,839	$	18,969	$	20,574	$	20,262	$	20,572
Portfolio Operating Expenses before management fee		(13,708)		(13,927)		(14,036)		(13,652)		(14,458)
Management fee		(891)		(901)		(970)		(966)		(981)
Portfolio NOI	$	**4,240**	$	**4,140**	$	**5,569**	$	**5,644**	$	**5,133**
Portfolio Cash Real Estate Revenues	$	18,905	$	19,024	$	20,566	$	20,278	$	20,567
Portfolio Cash Operating Expenses before management fee		(13,698)		(13,935)		(14,049)		(13,679)		(14,480)
Management fee		(891)		(901)		(970)		(966)		(981)
Portfolio Cash (Adjusted) NOI	$	**4,316**	$	**4,188**	$	**5,547**	$	**5,634**	$	**5,106**
Portfolio Cash (Adjusted) NOI Margin %		22.8		22.0		27.0		27.8		24.8

DEBT INVESTMENTS

		Investment[1]		Interest Income[2]	Weighted Average Yield[3]	Weighted Average Maturity in Years[4]
Seller financing loans[5][6]	$	191,689	$	5,360	11.2%	0.5
Total Debt Investments	$	**191,689**	$	**5,360**	**11.2%**	**0.5**

(1) Excludes $8.0 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $42.2 million.
(2) Interest income includes income on loans paid off or partially paid off within the quarter.
(3) Weighted average yield is based on interest rates in place on loan balances at September 30, 2023 and does not include loans paid off during the quarter.
(4) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 0.9 years.
(5) Seller financing loans receivable have floating interest rates subject to certain floors.
(6) The seller financing loan balance was reduced to 171 million upon the repayment of $20.6 million in October 2023.

2023 Guidance Information[1]

Projected full year 2023, dollars in millions, except per share amounts

* Represents Healthpeak's 2023 guidance ranges

Bolded items represent updates from previous Guidance ranges and assumptions

		FY 2023 Guidance	
		Oct 30, 2023	**Jul 27, 2023**
2023 Guidance Ranges and Supplemental Information			
Diluted earnings per common share*		**$0.53 - $0.55**	$0.49 - $0.53
Diluted Nareit FFO per common share*		**$1.76 - $1.78**	$1.72 - $1.76
Diluted FFO as adjusted per common share*		**$1.76 - $1.78**	$1.73 - $1.77
Diluted AFFO per common share		**$1.52 - $1.54**	$1.49 - $1.53
	% of NOI		
Total Portfolio Year-Over-Year Same-Store Cash NOI*	100%	**4.25% - 5.25%**	3.25% - 4.75%
Lab	47%	**3.25% - 4.25%**	3.00% - 4.50%
Outpatient Medical	42%	**3.25% - 3.75%**	2.75% - 3.75%
CCRC	11%	**12.00% - 16.00%**	7.00% - 11.00%
CCRC Non-Refundable Entrance Fees			
Non-refundable entrance fee amortization		**$81 - $83**	$79 - $83
Non-refundable entrance fee cash receipts		**$121 - $127**	$105 - $114
Sources and Uses			
January and May bond issuances (5.25% coupon)		$750	$750
Dispositions[2]		$130	$130
Seller financing repayments		$150 - $200	$150 - $200
Retained earnings **and other[3]**		**$200 - $215**	$135 - $165
Excess debt capacity **(low to mid 5x)**		**$160 - $275**	$250 - $400
Total Sources		**$1,390 - $1,570**	$1,415 - $1,645
Commercial paper (~5.6% average rate assumed for 2023)		**$800**	$750
Development (no new development starts assumed for 2023)[4]		**$275 - $325**	$325 - $425
Redevelopment[4]		**$150 - $200**	$175 - $225
1st generation TIs / revenue enhancing / ICE[4]		$150 - $200	$150 - $200
Acquisitions[2]		$14	$14
Other		$0 - $30	$0 - $30
Total Uses		**$1,390 - $1,570**	$1,415 - $1,645

	Oct 30, 2023	Jul 27, 2023
2023 Guidance Midpoint Details[5]		
Total Cash (Adjusted) NOI	**$1,190**	$1,181
GAAP NOI Adjustments		
Straight-line rents	$30	$30
Amortization of (above) / below market rents	$25	$25
Lab deferred revenue due to TI completion delays[6]	($10)	($10)
Other[7]	$10	$10
Total GAAP NOI	**$1,245**	$1,236
FFO Adjustments		
Interest income	$22	$22
General and administrative (excl. restructuring and severance)	($90)	($90)
Interest expense	($202)	($202)
Other[7]	$5	$5
Diluted FFO as adjusted	**$980**	$971
Diluted FFO as adjusted per common share	***$1.76 - $1.78***	*$1.73 - $1.77*
AFFO Adjustments		
Straight-line rents	($30)	($30)
Amortization of above / (below) market rents	($25)	($25)
Lab deferred revenue due to TI completion delays[6]	$10	$10
Stock-based compensation amortization expense	$15	$15
Amortization of deferred financing costs	$10	$10
AFFO capital expenditures[4]	($105)	($105)
Other[7]	($5)	($5)
Diluted AFFO	**$850**	$841
Diluted AFFO per common share	***$1.52 - $1.54***	*$1.49 - $1.53*

(1) 2023 guidance excludes CARES Act grants in 2023 and 2022. Note: 2022 results included $7.8 million of total CARES Act grants ($6.8 million in the CCRC Same-Store portfolio).
(2) Dispositions include two Lab assets and two Outpatient Medical assets sold in 1Q23. Acquisitions include two land parcel purchases that closed in January and May 2023, and an acquisition of the remaining 80% interest for an Outpatient Medical building that closed in April 2023. No additional acquisition or disposition activity is assumed in 2023 guidance.
(3) Includes $37 million Graphite Bio cash payment.
(4) Includes our share of unconsolidated JVs.
(5) Midpoint estimates presented are intended to be points on a range for the major components underlying Healthpeak's 2023 guidance.
(6) Deferred revenue recognition impact related to certain leases, accounting rules do not allow recognition of rental revenue in FFO until tenant improvement projects are substantially completed even if cash rent is received from the tenant.
(7) Other GAAP NOI items include various small items. Other FFO items include other income, income tax, unconsolidated JV FFO adjustments and various other items. Other AFFO items include deferred income tax, unconsolidated JV AFFO adjustments and various other items.

Glossary

Adjusted Fixed Charge Coverage*
Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*
See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent
The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment
For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt
The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*
The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt
Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")
A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments
Loans secured by a direct interest in real estate and mezzanine loans.

Development
Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")
Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*
EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*
Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*
Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*
Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees
Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated
Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*
NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Net Operating Income ("NOI") and Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Occupancy
For lab buildings and outpatient medical buildings, Occupancy represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities, senior housing facilities acquired during the relevant period where a full calendar quarter is not available, and facilities held for sale. Senior housing occupancy was derived solely from information provided by operators without independent verification by us.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Operating Expenses and Portfolio Cash Operating Expenses*
Portfolio Operating Expenses and Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent Portfolio Operating Expenses after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*
Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Glossary

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Projected Stabilized Yield

Projected Cash (Adjusted) NOI at Stabilization divided by the expected total development costs.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store NOI and Adjusted NOI (see NOI definition above for further discussion regarding our use of pro-rata share information and its limitations). Same-Store NOI and Adjusted NOI exclude government grant income under the CARES Act. Same-Store Adjusted NOI also excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered Stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

*   Non-GAAP Supplemental Measures
      Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.healthpeak.com/quarterly-results.

Debt Ratios

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended September 30, 2023
Net income (loss)	$ 68,656
Interest expense	50,510
Income tax expense (benefit)	787
Depreciation and amortization	184,559
Other depreciation and amortization	2,119
Share of unconsolidated JV:	
Interest expense	463
Income tax expense (benefit)	50
Depreciation and amortization	6,190
EBITDAre	$ 313,334
Transaction-related items[1]	36
Other impairments (recoveries) and losses (gains)[1]	(550)
Casualty-related charges (recoveries)[1]	(493)
Stock-based compensation amortization expense	3,434
Adjusted EBITDAre	$ 315,761
ADJUSTED FIXED CHARGE COVERAGE	
Interest expense, including unconsolidated JV interest expense at share	50,973
Capitalized interest, including unconsolidated JV capitalized interest at share	15,151
Fixed Charges	$ 66,124
Adjusted Fixed Charge Coverage	**4.8x**

(1) This amount includes the corresponding line on the Funds from Operations reconciliation of this Earnings Release and Supplemental Report excluding the related tax impact included in the adjustment for income tax expense (benefit) above.

Debt Ratios

As of and for the quarter ended September 30, 2023, dollars in thousands

FINANCIAL LEVERAGE

	September 30, 2023
Enterprise Debt	$ 6,704,389
Enterprise Gross Assets	19,750,921
Financial Leverage	33.9%

SECURED DEBT RATIO

Enterprise Secured Debt	$ 382,325
Enterprise Gross Assets	19,750,921
Secured Debt Ratio	1.9%

NET DEBT TO ADJUSTED EBITDAre

Net Debt	$ 6,557,389
Annualized Adjusted EBITDAre[1]	1,263,044
Net Debt to Adjusted EBITDAre	5.2x

(1) Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

Information

BOARD OF DIRECTORS

KATHERINE M. SANDSTROM
Chair of the Board, Healthpeak Properties, Inc.
Former Senior Managing Director,
Heitman LLC

SCOTT M. BRINKER
President and Chief Executive Officer, Healthpeak Properties, Inc.

BRIAN G. CARTWRIGHT
Former General Counsel,
U.S. Securities and Exchange Commission

JAMES B. CONNOR
Former Chairman and Chief Executive Officer,
Duke Realty Corporation

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

EXECUTIVE MANAGEMENT

SCOTT M. BRINKER
President
Chief Executive Officer

PETER A. SCOTT
Chief Financial Officer

THOMAS M. KLARITCH
Chief Operating Officer

JEFFREY H. MILLER
General Counsel

SCOTT R. BOHN
Chief Development Officer
Co-Head of Lab

ADAM G. MABRY
Chief Investment Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

ANKIT B. PATADIA
Executive Vice President
Treasurer, Corporate Finance



The Post
Waltham, MA

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2023 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; bank failures or other events affecting financial institutions;



Joya at The Boardwalk
San Diego, CA

Continued

Forward-Looking Statements
& Risk Factors (concluded)

the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



The Pond at Torrey Pines Science Park
San Diego, CA

Corporate HQ, Denver, CO

4600 South Syracuse Street, Suite 500
Denver, CO 80237
(720) 428 - 5050

South San Francisco, CA

101 Oyster Point Boulevard, Suite 102
South San Francisco, CA 94080

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

San Diego, CA

420 Stevens Avenue, Suite 170
Solana Beach, CA 92075

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Boston, MA

68 Moulton Street, Suite 200
Cambridge, MA 02138

Healthpeak® PROPERTIES

healthpeak.com